Exhibit 12-45

THE DTE ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Twelve Months Ended December 31
(Millions of Dollars)	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	761	702	707	604	517
Fixed Charges	286	310	328	348	324
Net earnings	1,047	1,012	1,035	952	841

Fixed Charges:
Interest expense	269	287	310	325	293
Adjustments	17	23	18	23	31
Fixed Charges	286	310	328	348	324

Ratio of earnings to fixed charges	3.66	3.26	3.16	2.74	2.60